March 12, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted February 25, 2025
           CIK No. 0002003292
Dear Sebastian Siemiatkowski:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
General

1. We note that you will have a multi-class share capital structure. Please revise your disclosure to address the following:
           Please disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders, for example with respect to the amendment of organizational
           documents and approval of major corporate transactions.
           Please disclose that future issuances of your high-vote shares may be dilutive to
 March 12, 2025
Page 2

           low-vote shareholders.
             Please disclose how you will determine whether more than 50% of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
Cover Page

2. Please revise your cover page to describe the rights upon liquidation of deferred shares, including that holders of deferred shares have the right to receive an amount of
       $10,000,000 on each ordinary share and $5,000,000 on each Class C share upon liquidation, dissolution or winding up. Add a risk factor to discuss the liquidation preference. Please also revise where appropriate to briefly explain the purpose(s) of the deferred shares.
3. We note your disclosure on page 17 that the "holders of Class B shares will continue to control a majority of the combined voting power and will be able to control all matters submitted to our shareholders for approval." Revise the cover page to disclose the percentage ownership and percentage of voting control held by the Class B shareholders and clarify whether the company will be a "controlled company" under
       NYSE standards.
Item 7. Recent Sales of Unregistered Securities, page II-2

4. Please confirm that this Item will address the share issuances described on pages 19-
       20 of your Prospectus Summary, or revise if appropriate.
       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Byron B. Rooney, Esq.